United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Bentley Systems, Incorporated

(Name of Issuer)

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

08265T208

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08265T208	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons SPT Invest Management Sarl
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,569,645
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,569,645

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,569,645
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person OO

CUSIP No. 08265T208	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Siemens AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 35,569,645
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 35,569,645

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,569,645
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person OO

CUSIP No. 08265T208	Schedule 13G	Page 3 of 6

ITEM 1. (a)	Name of Issuer:

Bentley Systems, Incorporated (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

685 Stockton Drive Exton, PA 19341.

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of SPT Invest Management Sarl (the “SPT”) and Siemens AG (“SAG”).

(b)	Address or Principal Business Office:

The business address of the SPT is 21 Rue Edmond Reuter Contern N4 5326 Luxembourg. The business address of SAG is Werner von Siemens Str. 50 91052 Erlangen, Germany.

(c)	Citizenship of each Reporting Person is:

The SPT is organized under the laws of Luxembourg. SAG is organized under the laws of Germany.

(d)	Title of Class of Securities:

Class B Common Stock, $0.01 par value per share (“Class B Common Stock”).

(e)	CUSIP Number:

08265T208

ITEM 3.

Not applicable.

CUSIP No. 08265T208	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Class B Common Stock of the Issuer as of December 31, 2020, based upon 258,478,221 shares of Class B Common Stock outstanding, which includes 250,374,256 shares of Class B Common Stock outstanding as of November 3, 2020, and 8,103,965 shares of Class B Common Stock issued and sold by the Issuer on November 17, 2020, as disclosed in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2020.

(a) Amount beneficially owned:

The SPT is the record holder of 35,569,645 shares of Class B Common Stock. Siemens AG is an affiliate of the SPT and may be deemed to share beneficial ownership of the shares held of record by the SPT.

(b) Percent of class: 13.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or direct the vote: 35,569,645

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 35,569,645

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 08265T208	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

SPT Investment Management Sarl

By:	/s/ Stockle Ramon
Name:	Stockle Ramon
Title:	Director

By:	/s/ Klein Tobias
Name:	Klein Tobias
Title:	Director

Siemens AG

By:	/s/ Christian A. Bleiweiss
Name:	Christian A. Bleiweiss
Title:	Chief Counsel M&A

By:	/s/ Yves Metzner
Name:	Yves Metzner
Title:	SVP M&A

CUSIP No. 08265T208	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.